# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Marqeta, Inc., CIK 0001522540
CUSIP: 57142B104
Title of class of securities: Class A common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 180 Grand Avenue, 6th Floor, Oakland, California (CA), 94612
Date of event which requires filing of this statement: 02/27/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000315066-25-000898
Filed by CIK 0001332381

## Reporting persons
- Granite Ventures II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,827,878; sole dispositive power 0; shared dispositive power 17,827,878; aggregate amount beneficially owned 17,827,878 (3.8% of the class)
  Comment: All such shares are held of record by Granite Ventures II, L.P. (GV II). Granite Management II, LLC (GM II) is the general partner of GV II and may be deemed to have voting, investment and dispositive power with respect to these shares. Each of Standish O'Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O'Grady, Ms. Berterretche and Mr. McKay may be deemed to have voting, investment and dispositive power with respect to these shares.
  
  The percentage ownership is based on 471,026,371 shares of Class A Common Stock outstanding as of February 21, 2025, as reported in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (the Commission) on February 26, 2025 (the Form 10-K).
- Granite Management II, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,827,878; sole dispositive power 0; shared dispositive power 17,827,878; aggregate amount beneficially owned 17,827,878 (3.8% of the class)
  Comment: All such shares are held of record by GV II. GM II is the general partner of GV II and may be deemed to have voting, investment and dispositive power with respect to these shares. Each of Standish O'Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O'Grady, Ms. Berterretche and Mr. McKay may be deemed to have voting, investment and dispositive power with respect to these shares.
  
  The percentage ownership is based on 471,026,371 shares of Class A Common Stock outstanding as of February 21, 2025, as reported in the Issuer's Form 10-K.
- Christopher McKay: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,266,337; sole dispositive power 0; shared dispositive power 19,266,337; aggregate amount beneficially owned 19,266,337 (4.1% of the class)
  Comment: Includes (i) 17,827,878 shares directly owned by GV II, (ii) 1,233,231 shares held by Christopher McKay and Sarah McKay as trustees of the McKay Family Trust, dated August 12, 2020, and (iii) an aggregate of 205,228 shares held in trusts for the benefit of Mr. McKay's children. GM II is the general partner of GV II and may be deemed to have voting, investment and dispositive power with respect to the shares held by GV II. Each of Standish O'Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O'Grady, Ms. Berterretche and Mr. McKay may be deemed to have voting, investment and dispositive power with respect to the shares held by GV II.
  
  The percentage ownership is based on 471,026,371 shares of Class A Common Stock outstanding as of February 21, 2025, as reported in the Issuer's Form 10-K.
- Standish O'Grady: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,409,141; sole dispositive power 0; shared dispositive power 19,409,141; aggregate amount beneficially owned 19,409,141 (4.1% of the class)
  Comment: Includes (i) 17,827,878 shares directly owned by GV II and (ii) 1,581,263 Shares held by Standish O'Grady & Anne Brophy O'Grady TR UA 05/22/2009 The O'Grady Revocable Trust. GM II is the general partner of GV II and may be deemed to have voting, investment and dispositive power with respect to the shares held by GV II. Each of Standish O'Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O'Grady, Ms. Berterretche and Mr. McKay may be deemed to have voting, investment and dispositive power with respect to the shares held by GV II.
  
  The percentage ownership is based on 471,026,371 shares of Class A Common Stock outstanding as of February 21, 2025, as reported in the Issuer's Form 10-K.
- Jacqueline Berterretche: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,556,904; sole dispositive power 0; shared dispositive power 18,556,904; aggregate amount beneficially owned 18,556,904 (3.9% of the class)
  Comment: Includes (i) 17,827,878 shares directly owned by GV II and (ii) 729,026 shares held by Dominic & Jacqueline Berterretche Rev SURV TR. GM II is the general partner of GV II and may be deemed to have voting, investment and dispositive power with respect to the shares held by GV II. Each of Standish O'Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O'Grady, Ms. Berterretche and Mr. McKay may be deemed to have voting, investment and dispositive power with respect to the shares held by GV II.
  
  The percentage ownership is based on 471,026,371 shares of Class A Common Stock outstanding as of February 21, 2025, as reported in the Issuer's Form 10-K.

## Item 1. Issuer
Name of issuer: Marqeta, Inc.
Address of issuer's principal executive offices: 180 Grand Avenue, 6th Floor, Oakland, CA 94612

## Item 2. Person Filing
Name of person filing: This Amendment No. 5 (Amendment No. 5) amends and supplements the Schedule 13G initially filed with the Commission on February 11, 2022, as amended by Amendment No. 1 filed with the Commission on January 25, 2023, Amendment No. 2 filed with the Commission on April 14, 2023, and Amendment No. 3 filed with the Commission on January 11, 2024 and Amendment No. 4 filed with the Commission on November 27, 2024 (collectively, the Original Schedule 13G) and is being jointly filed by Granite Management II, LLC (GM II), Granite Ventures II, L.P. (GV II), Standish O'Grady, Jacqueline Berterretche and Christopher McKay (together with GM II and GV II, the Reporting Entities). The Reporting Entities collectively are referred to as the Reporting Persons. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act was filed as Exhibit 1 to the Original Schedule 13G . Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 5 have the meanings ascribed to them in the Original Schedule 13G.
Address of principal business office or, if none, residence: 160 Brentwood Ave., San Francisco, CA 94127
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Granite Ventures II, L.P.: /s/ Jacqueline Berterretche, Jacqueline Berterretche, Member (04/02/2025)
- Granite Management II, LLC: /s/ Jacqueline Berterretche, Jacqueline Berterretche, Member (04/02/2025)
- Christopher McKay: /s/ Christopher McKay, Christopher McKay (04/02/2025)
- Standish O'Grady: /s/ Standish O'Grady, Standish O'Grady (04/02/2025)
- Jacqueline Berterretche: /s/ Jacqueline Berterretche, Jacqueline Berterretche (04/02/2025)